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FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. PAUL ROBILLARD Corporate Treasurer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2004 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (g): Quarterly Report for the second quarter ended June 30, 2005

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

Date: August 12, 2005

HYDRO-QUÉBEC Quarterly Report

Second Quarter 2005

Message from the Chairman of the Board and the President and Chief Executive Officer

Net income for the six months ended June 30, 2005 totaled $1,456 million, a level slightly lower than the $1,475 million posted in 2004.

Operating income amounted to $2,659 million, up $457 million over last year, as a result of growth in short-term net electricity exports. In the first six months of 2004, we had limited the volume of short-term sales outside Québec and increased our purchases of electricity in order to replenish our energy reserves.

However, financial expenses increased by $170 million due to a substantial foreign exchange gain recognized in the first quarter of 2004 following the application of a new accounting guideline. Operating expenses were up $93 million, largely driven by a rise in pension expense. Discontinued activities, i.e., the company's interest in Noverco, had generated $305 million more in the same period last year, including a $265-million profit on the sale of Noverco in June 2004.

For the quarter ended June 30, 2005, net income totaled $402 million, $27 million more than in 2004. By and large, this year's increased net exports offset last year's gain from the sale of Noverco.

Consolidated results

Revenue for the first six months totaled $5,745 million, up $404 million over 2004. This is mainly attributable to growth in short-term electricity sales outside Québec and, to a lesser degree, increased revenue from domestic electricity sales.

Total expenditure was $3,086 million, down $53 million from last year's $3,139 million. The main factor behind this improvement is the reduction in short-term electricity purchases outside Québec, which was partially offset by increases in pension expense (included in operating expenses) and in depreciation charges related to the commissioning of new facilities.

Financial expenses totaled $1,203 million, compared with $1,033 million in 2004. The $170-million increase stems from the write-down of the natural hedge between debts and sales in U.S. dollars in the first quarter of 2004, which had resulted in a substantial exchange gain.

In 2004, moreover, discontinued activities amounted to $310 million. This included a $265-million gain on disposal of our interest in Noverco in June of last year, in addition to that company's operating income for the first six months.

Segmented results

Generation

For the first six months, Hydro-Québec Production posted net income of $1,111 million, $288 million more than last year. This increase is attributable to favorable conditions for short-term electricity sales and purchases outside Québec. Financial expenses rose by $68 million.

Transmission

Hydro-Québec TransÉnergie's net income was $227 million, versus $228 million in 2004. The $66-million increase in financial expenses for regulated domestic activities exceeded the $32-million increase in the volume of sales for short-term, non-firm, point-to-point transmission service. Net income from international operations rose by $35 million.

Distribution

For the six months ended June 30, Hydro-Québec Distribution recorded net income of $187 million, as compared to $184 million in 2004.

Total revenue from domestic electricity sales was $4,743 million, up $87 million or 1.9% over 2004. The April 2004 and 2005 rate increases account for $59 million of the improved result.

Sales volume was 87.6 TWh, or 0.6 TWh more than last year. The increase in baseload demand stood at 2.1 TWh, having been mitigated by the milder weather in the first six months and by the fact that there was one less day of consumption than in 2004, which was a leap year.

Expenditure was up $47 million due to increases in pension expense and in depreciation charges related to the commissioning of new facilities. Financial expenses, for their part, rose by $44 million.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first six months of the year, the volume of activity amounted to $820 million, up $138 million from 2004. Several major projects requiring sizable capital outlay are currently under way for Hydro-Québec Production and Hydro-Québec TransÉnergie.

Investment

The investment program for 2005 totals $3.9 billion. Development accounts for $2.3 billion: approximately $1 billion will go to the construction of projects such as Eastmain-1, Toulnustouc and Péribonka, and nearly $900 million will be invested in the transmission and distribution systems to meet growth in demand. A further $1.4 billion will be devoted to maintaining and upgrading our assets.

At June 30, investments in fixed and intangible assets totaled $1,393 million, compared with $1,245 million in 2004. Much of this total went to several generating projects — construction of Eastmain-1, Toulnustouc, Péribonka, Eastmain-1-A/Rupert, Mercier, Chute-Allard and Rapides-des-Coeurs — as well as to various rehabilitation projects, including Beauharnois, Outardes-3 and Outardes-4.

In the area of transmission, work to connect Toulnustouc generating station and bring Eastmain-1 generating station onto the grid continued. In distribution, efforts were pursued in order to meet growth in demand, improve service quality, notably with the Customer Information System (CIS) project, and implement the Energy Efficiency Plan.

Financing

The borrowing program for 2005 amounts to $3.4 billion. The proceeds will be used to refinance debt maturing this year and to sustain growth in the investment program.

Only one fixed-rate debt issue was launched during the second quarter. This consisted in the reopening of the issue maturing in February 2040 for an amount of $572 million at 5.09%. Borrowings since the start of the year total $2.8 billion; all were made on the Canadian market.

/s/ André Caillé	/s/ Thierry Vandal
André Caillé Chairman of the Board	Thierry Vandal President and Chief Executive Officer

August 12, 2005

CONSOLIDATED STATEMENT OF OPERATIONS ($M)
(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2005	2004	2005	2004

Revenue		2,543	2,256	5,745	5,341
Expenditure
Operations		610	528	1,163	1,070
Electricity and fuel purchases		344	433	677	850
Depreciation and amortization		469	458	971	911
Taxes		122	155	275	308

		1,545	1,574	3,086	3,139
Operating income		998	682	2,659	2,202
Financial expenses	3	597	594	1,203	1,033

Income from continuing operations before non-controlling interest		401	88	1,456	1,169
Non-controlling interest		3	2	5	4

Income from continuing operations		398	86	1,451	1,165
Discontinued operations	4	4	289	5	310

Net income		402	375	1,456	1,475

CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Balance at beginning of period, as previously reported	13,003	11,964	11,949	10,863
Adjustment for retroactive application of change in accounting policy	—	—	—	1

Balance at beginning of period, as restated	13,003	11,964	11,949	10,864
Net income	402	375	1,456	1,475

Balance at end of period	13,405	12,339	13,405	12,339

CONSOLIDATED BALANCE SHEET ($M)

	Note	As at June 30 2005 (unaudited)	As at December 31 2004 (audited)
ASSETS
Fixed assets		52,007	51,589
Current assets
Cash and cash equivalents		1,271	94
Investments		10	72
Accounts receivable		2,012	1,952
Swaps and sinking funds		398	43
Materials, fuel and supplies		332	328

		4,023	2,489
Other long-term assets
Assets held for sale	4	42	—
Investments		243	252
Swaps and sinking funds		1,248	1,671
Funds in trust for nuclear waste management		28	28
Goodwill		79	79
Intangible assets		698	732
Other assets		1,166	1,196

		3,504	3,958
		59,534	58,036

LIABILITIES AND SHAREHOLDER'S EQUITY
Long-term debt		34,496	32,521
Current liabilities
Borrowings		56	53
Accounts payable and accrued liabilities		1,574	1,832
Dividends payable		—	1,350
Accrued interest		908	974
Current portion of long-term debt		1,695	1,948

		4,233	6,157
Asset retirement obligations		275	264
Other long-term liabilities		2,329	2,357
Perpetual debt		399	391
Non-controlling interest		127	126
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		13,405	11,949
Translation adjustment		(104)	(103)

		17,675	16,220
		59,534	58,036

CONSOLIDATED STATEMENT OF CASH FLOWS ($M)
(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2005	2004	2005	2004

Operating activities
Income from continuing operations		398	86	1,451	1,165
Depreciation and amortization of fixed and intangible assets		454	443	939	881
Amortization of deferred charges		9	10	19	27
Amortization of other deferred charges (credits) related to debt		(39)	23	(61)	(209)
Change in non-cash working capital items		620	747	(318)	(248)
Other		72	29	147	51

		1,514	1,338	2,177	1,667
Investing activities
Fixed and intangible assets		(888)	(682)	(1,393)	(1,245)
Long-term investments		(2)	1	4	(2)
Disposal of an investment net of divested cash and cash equivalents		—	894	—	894
Net change in short-term investments		—	(26)	60	123
Other		(23)	(10)	(57)	(15)

		(913)	177	(1,386)	(245)
Financing activities
Issue of long-term debt		572	70	2,767	1,336
Maturity of long-term debt and sinking fund redemption		(241)	(1,030)	(902)	(1,286)
Prepayment of long-term debt		(249)	(9)	(249)	(21)
Inflows (outflows) resulting from credit risk management		95	(25)	110	60
Net change in short-term borrowings		—	515	4	502
Dividends paid		—	—	(1,350)	(965)
Other		3	26	2	81

		180	(453)	382	(293)
Change in foreign exchange rates on cash and cash equivalents		(2)	(6)	1	(2)

Cash flows from continuing operations		779	1,056	1,174	1,127
Cash flows from discontinued operations	4	3	(2)	3	(8)

Net change in cash and cash equivalents		782	1,054	1,177	1,119
Cash and cash equivalents at beginning of period		489	257	94	192

Cash and cash equivalents at end of period		1,271	1,311	1,271	1,311

Additional disclosures with respect to cash flows	7

Complementary Notes  (unaudited)
Amounts shown in tables are in millions of Canadian dollars.

Note 1 — Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They take into account certain accounting practices recognized by the Régie de l'énergie and applied to the regulated activities of the Corporation.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2004.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro- Québec's Annual Report 2004, with the exception of the changes described in Note 2.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As the charts in the Consolidated Financial Highlights demonstrate, seasonal temperature fluctuations affect the Corporation's quarterly financial results.

Note 2 — Changes in Accounting Policies

Investment companies

On January 1, 2005, Hydro-Québec prospectively adopted the recommendations of Accounting Guideline 18 of the Canadian Institute of Chartered Accountants (CICA) Handbook, entitled "Investment Companies" (AcG-18). Under this Accounting Guideline, investment companies are required to account for their investments at fair value in cases where such investments would normally be consolidated or accounted for on an equity basis or at cost. Criteria are provided to determine if a company should be classified as an investment company. Companies that do not meet the criteria will be required to consolidate or account for their investments using the equity method. The Guideline also provides guidance on circumstances where fair value must be used in the financial statements of the parent company or entity exercising significant influence over the investment company. As a result of the adoption of the new Guideline, investments held by a venture capital investment company are accounted for at fair value. Previously, these investments were accounted for at cost. The adoption of these recommendations had no material impact on the financial statements.

Consolidation of variable interest entities

On January 1, 2005, Hydro-Québec retroactively adopted the recommendations of AcG-15 of the CICA Handbook, entitled "Consolidation of Variable Interest Entities", without restatement of the comparative financial data. This Accounting Guideline provides the consolidation principles applicable to certain entities over which control is exercised other than by voting rights. It requires Hydro-Québec to consolidate a variable interest entity (VIE) when it is the VIE's primary beneficiary. The primary beneficiary is the enterprise holding variable interests that result in it assuming the majority of the VIE's expected losses and/or receiving the majority of the VIE's expected residual returns. The Guideline requires disclosure of certain information when Hydro-Québec holds significant variable interests in a VIE that it has not consolidated. The adoption of these recommendations had no material impact on the financial statements.

Determining whether an arrangement contains a lease

On January 1, 2005, Hydro-Québec also adopted the recommendations of EIC-150, an abstract published by the Emerging Issues Committee and included in the CICA Handbook, entitled "Determining Whether an Arrangement Contains a Lease." The abstract provides guidance on determining whether an arrangement comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments is within the scope of Section 3065 of the CICA Handbook, entitled "Leases." The provisions of the abstract apply to arrangements agreed to, committed to, modified or acquired in business combinations initiated after January 1, 2005. To date, adoption has had no material impact on the financial statements.

Note 3 — Financial Expenses

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Interest
Interest on debt securities	593	593	1,209	1,251
Amortization of borrowing discount and expenses	12	9	23	23

	605	602	1,232	1,274

Exchange loss (gain)	17	12	29	(204)
Loan guarantee fees	39	41	79	82

	56	53	108	(122)

Less
Capitalized financial expenses	61	58	126	110
Net investment income	3	3	11	9

	64	61	137	119

	597	594	1,203	1,033

Note 4 — Discontinued Operations and Assets Held for Sale

In the first quarter of 2005, Hydro-Québec adopted a plan to sell the assets of its subsidiary HydroSolution inc., which is part of the Distribution segment for segmented information purposes. Consequently, the related assets have been classified as assets held for sale. The operating results and cash flows of this subsidiary have been presented as discontinued operations. On July 15, 2005, Hydro-Québec closed the sale of the subsidiary's assets for a consideration of $92 million, resulting in a gain on diposal of about $49 million which will be included in the financial statements for the next quarter.

On June 30, 2004, Hydro-Québec sold its interest in Noverco Inc. for a consideration of $900 million in cash, which generated a gain on disposal of $265 million.

The results and cash flows included in discontinued operations and the carrying value of the assets held for sale on the balance sheet are as follows:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Operations
Revenue	6	559	10	834

Income from discontinued operations	4	289	5	310

Cash flows
Operating activities	5	117	6	137
Investing activities	(2)	(29)	(3)	(76)
Financing activities	—	(90)	—	(69)

Cash flows from discontinued operations	3	(2)	3	(8)

Balance sheet
Fixed assets			42

Assets held for sale			42

Note 5 — Investments

The Corporation has an interest in a venture capital investment company whose mission is to make strategic investments. The investments held by this investment company are accounted for at their fair value, which was established at $62 million as at June 30, 2005. The gross and net amount of unrealized losses on the investments held by this company was $3 million in both cases for the first half of 2005. The net amount of gains realized is not significant.

Note 6 — Guarantees

As at June 30, 2005, the potential maximum amount the Corporation could have to pay under letters of credit or guarantees totaled $491 million. Of this amount, $386 million relates to the purchase of energy, for which a liability in the amount of $13 million has been recorded. Some guarantees expire between 2005 and 2019, while others do not have maturity dates.

Note 7 — Additional disclosures with respect to cash flows

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Investing activities not affecting cash
Increase in fixed and intangible assets	7	3	8	7

Interest paid during the period	834	855	1,096	1,181

Note 8 — Employee Future Benefits

Three months ended June 30
	Pension Plan		Other Plans
	2005	2004	2005	2004

Accrued benefit cost	54	—	20	19

Six months ended June 30
	Pension Plan		Other Benefit Plans
	2005	2004	2005	2004

Accrued benefit cost	95	—	40	38

Note 9 — Segmented information

In the second quarter of 2005, the Oil and Gas segment was grouped under Corporate and Other Activities. As a result, the corresponding data for each preceding quarter has been restated.

Three months ended June 30, 2005
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Other	Total
Revenue
— External customers	402	84	2,045	2		14	(4)	2,543
— Intersegment	1,003	640	14	532	[a]	227	(2,416)	—
Income (loss) from continuing operations	395	126	(93)	3		(32)	(1)	398
Discontinued operations	—	—	4	—		—	—	4
Net income (loss)	395	126	(89)	3		(32)	(1)	402
Total assets as at June 30, 2005	27,186	18,511	10,304	225		3,524	(216)	59,534

Three months ended June 30, 2004
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Others	Total
Revenue
— External customers	212	82	1,953	2		7	—	2,256
— Intersegment	1,017	621	17	417	[a]	225	(2,297)	—
Income (loss) from continuing operations	114	84	(99)	—		(13)	—	86
Discontinued operations	—	—	4	—		284	1	289
Net income (loss)	114	84	(95)	—		271	1	375
Total assets as at June 30, 2004	25,717	18,541	9,957	265		3,003	(199)	57,284

a)
Intersegment revenue generated by the Construction segment includes an amount of $532 million (2004: $417 million) that corresponds to capital expenditures for Hydro-Québec Production and Hydro-Québec TransÉnergie.

Note 9 — Segmented information (continued)

Six months ended June 30, 2005
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Others	Total
Revenue
— External customers	813	167	4,776	3		8	(22)	5,745
— Intersegment	2,352	1,278	27	817	[a]	437	(4,911)	—
Income (loss) from continuing operations	1,111	227	182	3		(70)	(2)	1,451
Discontinued operations	—	—	5	—		—	—	5
Net income (net loss)	1,111	227	187	3		(70)	(2)	1,456
Total assets as at June 30, 2005	27,186	18,511	10,304	225		3,524	(216)	59,534

Six months ended June 30, 2004
	Generation	Transmission	Distribution	Construction		Corporate and Other Activities	Intersegment and Others	Total
Revenue
— External customers	489	147	4,688	3		14	—	5,341
— Intersegment	2,486	1,247	26	679	[a]	431	(4,869)	—
Income (loss) from continuing operations	823	228	179	1		(43)	(23)	1,165
Discontinued operations	—	—	5	—		304	1	310
Net income (net loss)	823	228	184	1		261	(22)	1,475
Total assets as at June 30, 2004	25,717	18,541	9,957	265		3,003	(199)	57,284

a)
Intersegment revenue generated by the Construction segment includes an amount of $817 million (2004: $679 million) that corresponds to capital expenditures for Hydro-Québec Production and Hydro-Québec TransÉnergie.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(unaudited)

Summary of Operations ($M)	Three months ended June 30					Six months ended June 30

	2005	2004	Change (%		)	2005	2004	Change (%)

Revenue	2,543	2,256	12.7	UP		5,745	5,341	7.6	UP
Expenditure	1,545	1,574	1.8	DOWN		3,086	3,139	1.7	DOWN
Financial expenses	597	594	0.5	UP		1,203	1,033	16.5	UP
Non-controlling interest	3	2	50.0	UP		5	4	25.0	UP
Discontinued operations	4	289	98.6	DOWN		5	310	98.4	DOWN
Net income	402	375	7.2	UP		1,456	1,475	1.3	DOWN

	2005				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income ($M)	1,054	402			1,100	375	314	646
Revenue ($M)	3,202	2,543			3,085	2,256	2,378	2,951
Revenue from Electricity Sales in Québec ($M)	2,717	2,026			2,721	1,935	1,796	2,470
Revenue from Electricity Sales Outside Québec ($M)	342	359			240	164	353	362

Quarter Highlights

Corporate affairs

Construction starts

In May, construction on Chute-Allard and Rapides-des-Coeurs generating stations got under way on the upper Saint-Maurice River, 100 km northwest of La Tuque. The two new hydroelectric facilities will have a total capacity of 138 MW and an average annual output of nearly 0.9 TWh.

This $680-million project will generate regional spinoffs estimated at $120 million. On average, 325 workers will be employed on the jobsite every year until the facilities are commissioned in spring 2008. The peak workforce will total more than 725.

Commissioning

Both units at Toulnustouc generating station were brought on stream this summer, adding 526 MW to the company's total installed capacity.

Contracts awarded

Following its tender call for the supply of electricity from cogeneration, in June Hydro-Québec Distribution selected the bid from Tembec, in the Témiscamingue region. The 15-year contract should be signed by October 2005. It covers the purchase of 8.1 MW of electricity generated from forest biomass at a cost of 7.5¢/kWh, including transmission costs and losses. Deliveries should begin in December 2008.

On June 8, the division awarded contracts in response to bids for the supply of energy and power to meet the native load in the short term (October 2005 to December 2006). These contracts, totaling 2.63 TWh, are for monthly quantities ranging from 100 to 600 MW. Their overall average price is 6.9US¢/kWh, or 8.6C¢/kWh.

Regulatory affairs

Long-term supply contracts

Hydro-Québec Distribution wishes to release information about the costs associated with each of the long-term contracts it has signed to ensure supply for the Québec market. It takes the position that this information is important to its customers and should be made public. These are contracts that are approved by the Régie de l'énergie and whose costs and risks are assumed by customers. Since the Distributor considers this information to be important in terms of energy security, it asked each of its suppliers in May to agree to the timely release of all information related to their long-term contracts. The Régie was duly informed of these requests. In July, the Régie ruled in favor of the suppliers by prohibiting the disclosure, publication and dissemination of information about wind power contracts.

Short-term supply contracts

In a decision rendered in April, the Régie approved a new procedure for tendering and awarding supply contracts of one year or less. Since the Electricity Supply Plan 2005-2014 calls for the Distributor's efforts to focus mainly on short-term markets in order to meet fairly substantial supply needs over the next three years, the decision will enable it to follow the new procedure, which is better suited to this reality.

Wind power

In April, Hydro-Québec Distribution asked the Régie to approve the eight supply contracts resulting from its tender call for a block of wind power. These contracts for a total of 990 MW were ratified in February with Cartier Wind Energy and Northland Power. The wind farms will come on stream progressively from 2006 to 2012.

In June the Québec government asked Hydro-Québec to purchase an additional 2,000 MW of wind power. To support the growth of wind power in Québec, the company plans to become a world leader in bringing wind power onto a large power grid while maintaining quality and reliability. With this new call for tenders, Hydro-Québec will be purchasing 3,500 MW of wind power by the end of 2013.

Energy Efficiency Plan

In May, the Régie approved the $119.3-million budget for the first year of the Energy Efficiency Plan 2005-2010 filed by Hydro-Québec Distribution in October 2004. Under the Plan updated last fall, energy savings will reach 3 TWh by 2010, equal to the consumption of 180,000 residential customers.

The Plan calls for $1.7 billion in investments between 2003 and 2010. Of this total, $1,015 million will be contributed by the Distributor, $641 million by participating customers and $47 million by the company's main partners in this endeavor, namely the Agence de l'efficacité énergétique and the Office of Energy Efficiency.

Reliability of power supply

In accordance with its commitment to the Régie, Hydro-Québec published information in June on the water levels in its reservoirs. The company had previously asked the Régie to determine the frequency with which it must file and disclose such information. In its request, Hydro-Québec had stated that it maintains the energy reserves needed to meet its heritage pool obligations.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2005G002-2A

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CONSOLIDATED STATEMENT OF OPERATIONS ($M) (unaudited)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M) (unaudited)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS ($M) (unaudited)
Complementary Notes (unaudited) Amounts shown in tables are in millions of Canadian dollars.